UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
ALCAN INC.
(Name of Subject Company)
ALCAN INC.
(Name of Person(s) Filing Statement)

(Amendment No. 5)

Common Shares
Common Share Purchase Rights
(Title of Class of Securities)
013716105
(CUSIP Number of Class of Securities)
Roy Millington, Secretary
Alcan Inc.
1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2
514-848-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Scott D. Miller George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Norman M. Steinberg Andrew Bleau Ogilvy Renault LLP 1981 McGill College Avenue Montreal QC, Canada H3A 3C1

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed by Alcan Inc. on May 22, 2007, as amended by Amendment No. 1 filed on May 23, 2007, Amendment No. 2 filed on May 23, 2007, Amendment No. 3 filed on May 24, 2007, and Amendment No. 4 filed on May 25, 2007.  Except as otherwise noted, the information set forth in the original Statement remains unchanged.

Item 3.      Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Item 3 of the Schedule 14D-9 is amended and supplemented by adding the following disclosure:

In response to inquiries from the Chairman and CEO of Alcoa over the period from June 20-28, 2007 requesting access to confidential information that Alcan may have provided to other parties through a dataroom, Alcan's CEO responded that Alcan continued to explore alternatives consistent with the best interests of Alcan shareholders, including ongoing discussions with third parties as disclosed in Alcan's May 22 Directors' Circular and that, ultimately, Alcan saw no reason to engage in discussions or correspondence with Alcoa in relation to Alcoa's inadequate bid.

Item 7.      Purposes of the Transaction and Plans or Proposals.

The information set forth in Item 7 of the Schedule 14D-9 is amended and supplemented by adding the following disclosure:

Alcan's May 22, 2007 Directors' Circular stated that Alcan has a continuing process to build actively upon existing strategies to develop a full set of highest value initiatives to explore alternatives consistent with the best interests of Alcan's shareholders.  Alcan is continuing to have discussions and has undertaken negotiations concerning potential strategic transactions and alternatives to the Alcoa Offer.

In this regard, Alcan has also required that any intended recipient of Alcan's proprietary and confidential information, for the purposes of such discussions, enter into appropriate confidentiality and standstill agreements. There can be no assurance that any such discussions and negotiations will lead to agreement with respect to any transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2007

                                                                                                /s/ Roy Millington

                                                                                                Roy Millington

                                                                                                Corporate Secretary